SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑                    Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Independent Auditors’ Report
On February 28, 2007, SK Telecom Co., Ltd. (the “Company”) filed with the Financial Supervisory Service of Korea the Korean-language Independent Auditors’ Report and the audited non-consolidated financial statements of the Company for the fiscal year ended December 31, 2006. The Company and its independent auditors are currently preparing the English-language version of the Independent Auditors’ Report and related non-consolidated audited financial statements.

1. Opinion of Independent Auditors	Fiscal Year ended	Fiscal Year ended
and Details of Financial Statements	December 31, 2006	December 31, 2005
a. Period Covered:	January 1 to December 31, 2006	January 1 to December 31, 2005
b. Opinion of Independent Auditors:	Appropriate	Appropriate
c. Details of Balance Sheets (Unit: Won)
Total Assets	15,814,053,325,611	14,521,676,459,121
Total Liabilities	6,507,625,681,840	6,263,795,750,979
Total Stockholders’ Equity	9,306,427,643,771	8,257,880,708,142
Capital Stock	44,639,473,000	44,639,473,000
* Total Stockholders’ Equity/Capital Stock Ratio (%)	20,848.0	18,499.1
d. Details of Statements of Income (Unit: Won)
Operating Revenue	10,650,952,431,511	10,161,128,636,546
Operating Income	2,584,369,584,477	2,653,569,506,620
Ordinary Income	2,021,642,990,384	2,554,613,345,888
Net Income	1,446,597,938,159	1,871,380,090,020
2. Name of Independent Auditors	Deloitte Anjin LLC
3. Date of the Independent Auditors’ Report	February 28, 2007
4. Other Relevant Matters	The financial statements included in the Independent Auditors’ Report and submitted to the Company by the independent auditors following its audit review remain subject to the approval of the Company’s shareholders at the general meeting of shareholders and may be revised in the course of such approval process.
	Related Disclosure: —

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Name:	Tae Jin Park
	Title:	Vice President

Date: March 8, 2007